Exhibit 99.1

Hepsiburada Provides Update on Recent Regulatory Changes in Turkey

ISTANBUL, July 14, 2022, D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada") (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as "Hepsiburada" or the "Company"), updates the market on recent regulatory changes in Turkey.

In its most recent annual report on Form 20-F (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission on May 2, 2022, the Company informed its shareholders of potential amendments to the E-commerce Law and the anticipated impact that approval of such amendments could have on Hepsiburada’s business and the industry as a whole. See risk factor “Internet and e-commerce regulation in Turkey is recent and is subject to further development” on page 38 of the Form 20-F. On July 1, 2022, the Turkish Parliament approved an amendment to the Law on Regulation of E-Commerce (Law No.6563) (as amended, the “E-commerce Law”) with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. The amendments were ratified by the President and announced on the Official Gazette on July 7, 2022, available on https://www.resmigazete.gov.tr/07.07.2022.

Hepsiburada believes that the E-commerce Law is an important milestone for the Turkish e-commerce industry intending to facilitate a more transparent, healthy and fair e-commerce market as well as to prevent the formation of dominant positions in this market.

The provisions of the amendments include, but are not limited to:

•	limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. This provision goes into effect on January 1, 2023;

•	restrictions on e-commerce companies with an annual Net Transaction Value, (as defined in the E-commerce Law) over a certain threshold (initially and indicatively set at TRY60 billion for the year 2022, which is subject to adjustment annually based on the aggregate Net Transaction Value generated in the Turkish e-commerce market for the prior calendar year) from engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within its platform and the provision of last-mile delivery services to third parties. This provision goes into effect on January 1, 2024;

•	banning the sale of private label products for all e-commerce companies. This provision goes into effect January 1, 2024; and

•	a new obligation for e-commerce businesses operating in Turkey to obtain and annually renew an e-commerce license upon payment of a license fee if such businesses exceed certain Net Transaction Value and annual order volume thresholds defined in the E-Commerce Law. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Value derived from within Turkey for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the e-commerce company’s Net Transaction Value exceeding the thresholds specified in the E-commerce Law. The applicable marginal rates range from 0.03% of annual Net Transaction Value on the portion of Net Transaction Value between the lowest thresholds (initially set at indicative thresholds of TRY10 billion and TRY20 billion for 2022), to 25% of annual Net Transaction Value on the portion of Net Transaction Value above the highest threshold (initially set at an indicative threshold of TRY65 billion for 2022). This provision goes into effect January 1, 2025.

In addition to the new provisions summarized above, the amendments redesigned the commercial terms in the commercial agreements with merchants, merchant data access and portability, the use of data obtained from customers and merchants, the payment terms to the merchants as such payments shall be made in full within five working days from the date the order reaches the buyer as well as non-compliance penalty amounts with a view to prevent unfair commercial practices. These provisions go into effect January 1, 2023. The new amendments also introduced an annual reporting obligation to monitor companies’ compliance with the amended provisions of the E-Commerce Law.

Hepsiburada is currently assessing the operational and financial impact the implementation of these new amendments will have on the Company. However, based on Hepsiburada’s initial review of the E-commerce Law, the Company anticipates that these amendments will create a more favorable operating environment over time, driven by, among other things, normalizing of marketing expenditures and customer discounts. Further, Hepsiburada does not expect that the new amendments will restrict its key strategic initiatives such as payments, financial services and last-mile delivery services. Hepsiburada is confident that it is well-positioned to benefit from the potential changes in the market dynamics as a result of this legislation which are expected to ensure a level playing field.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of March 2022, we had seamlessly connected 44.2 million members and 82.9 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached over 32 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com
hepsiburada@brunswickgroup.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, including but not limited to statements regarding (a) the anticipated timing for the implementation of the amendments to the E-commerce Law; (b) the Company’s expectations regarding its current and future Net Transaction Values and related thresholds under the E-commerce Law; (c) the potential impact of the E-commerce Law on the competitive landscape in the e-commerce industry in which the Company operates; and (d) the Company’s anticipated liability for licensing fees. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to”, “forecasts” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including other developments in Hepsiburada’s business or legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2021 annual report filed with the U.S. Securities and Exchange Commission (“SEC”) on Form 20-F (File No.001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.